UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235 0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

5-48782

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __05/01/2023__ AND ENDING __04/30/2024__
                                              MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McDuffie Morris Financial Group, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18328 Rosapenny Road
_____
                    (No. and Street)

| Charlotte | NC | 28278 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Clifton Morris Jr | (980)353-0480 | clifton@mymmfg.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
_____
(Name – if individual, state last, first, and middle name)

| 100 E SYBELIA AVENUE, SUITE 130 MAITLAND | FL | 32751 |
|---|---|---|
| (Address)                    (City) | (State) | (Zip Code) |

| JULY 28, 2004 | 1839 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Clifton Morris Jr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McDuffie Morris Financial Group, Inc, as of 4/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VAISHALI K. TRIVEDI
MY COMM. EXP.
NOTARY PUBLIC
02/09/2032
SOUTH CAROLINA

Signature: [signature]

Title: PRESIDENT PRESIDENT

Vaishali Trivedi
Notary Public July 17, 2024

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of McDuffie Morris Financial Group, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McDuffie Morris Financial Group, Inc. as of April 30, 2024, the related statements of operations, changes in stockholder equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of McDuffie Morris Financial Group, Inc. as of April 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of McDuffie Morris Financial Group, Inc.'s management. Our responsibility is to express an opinion on McDuffie Morris Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McDuffie Morris Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of McDuffie Morris Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of McDuffie Morris Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as McDuffie Morris Financial Group, Inc.'s auditor since 2020.

Maitland, Florida

July 11, 2024

**MCDUFFIE MORRIS FINANCIAL GROUP, INC.**
**FINANCIAL STATEMENTS AND SUPPLEMENTARY**
**INFORMATION**
**Pursuant to Rule 17 a-5(d)**
**YEAR ENDED APRIL 30, 2024**

# McDUFFIE MORRIS FINANCIAL GROUP, INC
## STATEMENT OF FINANCIAL CONDITION
## AS OF APRIL 30, 2024

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 15,802 |
| Accounts receivable | | 20,000 |
| Commissions Receivables | | |
| Total current assets | $ | **35,802** |
| | | |
| PROPERTY AND EQUIPMENT, NET | | |
| Furniture and fixtures | | 12,627 |
| Leasehold improvements | | 8,266 |
| Less accumulated depreciation | | (20,893) |
| Net Property and Equipment | | - |
| | | |
| **TOTAL ASSETS** | $ | **35,802** |

**LIABILITIES AND STOCKHOLDER EQUITY**

**CURRENT LIABILITIES**

| | | |
|---|---|---|
| Accounts payable and other accrued liabilities | $ | 1,554 |
| | | |
| **Total current liabilities** | $ | **1,554** |

**STOCKHOLDER'S EQUITY**

| | | |
|---|---|---|
| Capital stock, $10 stated value | | |
| and outstanding, 700 shares | | 7,000 |
| Additional paid in capital | | 14,091 |
| Retained earnings | | 13,065 |
| Net Income | | 92 |
| **Total Stockholders' Equity** | | 34,248 |
| | | |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | **35,802** |

The Accompanying notes are an integral part of this financial statement

## McDUFFIE MORRIS FINANCIAL GROUP, INC
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDING APRIL 30, 2024

**REVENUES:**

| | | |
|---|---|---:|
| Revenue from sale of mutual funds | $ | 248,868 |
| Distribution Fees | $ | 10,471 |
| lnterest Income | | 193 |
| Total revenue | | 259,532 |

**EXPENSES:**

| | |
|---|---:|
| Commissions | 56,527 |
| Management Fees-Related Party | 147,500 |
| Rent-Related Party | 18,000 |
| Other comphensation and Benefits | 4,106 |
| Regulatory Fees | 3,048 |
| Other Expenses-Income Taxes | 181 |
| General operating expenses | 30,078 |
| Total  expenses | 259,440 |

| | | |
|---|---|---:|
| **NET GAIN  (LOSS) FROM   OPERATIONS** | $ | 92 |

The Accompanying notes are an integral part of this financial statement

# McDUFFIE MORRIS FINANCIAL GROUP, INC
## STATEMENT OF CHANGE IN STOCKHOLDER EQUITY
## AS OF APRIL 30, 2024

|  | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| **Balances, April 30, 2023** | $ 7,000 | $ 6,000 | $ 13,065 | $ 26,065 |
| Plus Capital Contributions |  | $ 8,091 |  | 8,091 |
| Less Distributions |  |  |  |  |
| Net income (loss) | - | - | 92 | 92 |
| **Balances, April 30, 2024** | $ 7,000 | $ 14,091 | $ 13,157 | $ 34,248 |

The Accompanying notes are an integral part of this financial statement

# McDUFFIE MORRIS FINANCIAL GROUP, INC
## STATEMENT OF CASH FLOWS
## AS OF APRIL 30, 2024

| | May '23 - Apr 24 |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income (Loss) | $ 92 |
| Adjustments to reconcile net loss to Net Cash | |
| | |
| Decrease in Other Assets | 58 |
| Increase in accounts payable and other accrued Liabilities | 1,269 |
| Net cash provided by Operating Activities | 1,327 |
| Net cash increase for period | 1,419 |
| | |
| CASH FLOWS FROM  FINANCING ACTIVITIES | |
| Capital Contributions | 8,091 |
| NET  CASH PROVIDED  BY FINANCING ACTIVITIES | |
| | |
| NET  CHANGE IN CASH AND CASH EQUIVALENTS | 9,510 |
| | |
| CASH AND  CASH   EQUIVALENTS, BEGINNING OF YEAR | 6,292 |
| | |
| CASH AND  CASH EQUIVALENTS, END OF YEAR | 15,802 |
| | |
| SUPPLEMENTAL DISCLOSURE: | |
| CASH PAID FOR INTEREST | $ - |
| CASH PAID FOR TAXES: | $ 181 |

The Accompanying notes are an integral part of this financial statement

# MCDUFFIE MORRIS FINANCIAL GROUP, INC.

## NOTES TO FINANCIAL STATEMENTS
YEAR ENDED APRIL 30, 2024

**Note 1** **Organization and Summary of Significant Accounting Policies**

***Organization and Business***

McDuffie Morris Financial Group, Inc. ("Company") was incorporated in the state of Maryland and started operations in October 1995. The Company subsequently moved its charter to the state of Florida in December 2003. The Company Has Established a branch office in North Carolina, with the main office in Florida. The Company was approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides mutual funds, tax deferred investments, and related insurance products.

***Rule 15c3-3 Exemption***

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

***Revenue Recognition***

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation have been satisfied. Commissions and fees received from the sale of mutual funds and variable annuities are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. There were no unsatisfied performance obligations at April 30, 2024. **Distribution Fees:** The company enters into arrangements with managed accounts or other pooled investment vehicles(funds) to distribute shares to investors. The company may receive distribution fees paid by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

## Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

## Income Taxes

Income taxes when recorded are accounted for under the asset and liabilities method. For the year ended April 30, 2024 the Company did not record a provision for income taxes. The Company's tax year is April 30 and management expects there will be no taxable income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and any operating loss carryforwards. At April 30, 2024, the Company has no reportable deferred tax assets, deferred tax liabilities, or net operating loss carryforwards. The Company's tax returns are subject to possible examination by the taxing authorities. The federal and state income tax returns of the Company for 2023, 2022 and 2021 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

## Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, other assets, due to parent and accrued expenses approximate their respective fair values due to the short term maturities of these instruments.

## Office Lease

In February 2016, the FASS Issued ASU 2016-02 Leases-(Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreement. Including for those leases classified as operating leases under previous GAAP, along with disclosure of key Information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $18,000 relating to the office lease for the year ended April 30, 2024.

## Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note 2**     **Financial Instruments, Concentration of Risk and Contingencies**

Financial instruments subject to risk concentration are cash and cash equivalents. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. The cash and cash equivalents for the Company do not exceed the FDIC insured limit as of April 30, 2024.

**Note 3**        **Property and Equipment**

Property and equipment consist of furniture and fixtures. There was no depreciation expense for the year ended April 30, 2024. Expenditures for maintenance and repairs was 0.

**Note 4**        **Commitments, Contingencies, and Related Party Transactions**

The officer and sole shareholder of the Company is also a principal in other entities, exercising common control, which could affect the operating results or financial position of the Company. These results could be significantly different from those that would have been obtained if the Company was unrelated. Morris Wealth Management Group, LLC ("MWMG, LLC") charged management fees of $147,500.00 for the year ended April 30, 2024.The Company paid $18,000 in rent for its office location to owner, Clifton Morris, Jr. through a lease agreement which terminates December 31, 2024. The company has elected not to apply the recognition requirements of Topic 842 relating to it's short term office lease. Additionally, certain common resources, equipment and personnel without separate fees being charged. There are no other commitments or contingencies for the year ending 2024.

**Note 5**        **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-l)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).At April 30, 2024, the Company has net capital and net capital requirements of $14,248 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .11 to 1.

**Note 6**        Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

**Note 7**        **Credit Losses**

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company had accounts receivable as of April 30, 2024 and April 30,2023 of $20,000 respectively.

**Note 8**        **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events

**McDUFFIE MORRIS FINANCIAL GROUP, INC**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-5(d)(4) AS OF APRIL 30, 2024**

**COMPUTATION OF NET CAP**

| | |
|---|---|
| Total member's equity from Statement of Financial Condition | $34,248 |
| Deduct member's equity not allowable for net capital | 20,000 |
| Total member's equity qualified | 14,248 |
| Add: | |
| Liabilities subordinated to claims of general creditors allowable | |
| in computation of Net Capital | |
| Subordinated liabilities at April 30, 2024 | 0 |
| Total capital and allowable subordinated liabilities | 14,248 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Net capital before haircuts on securities | 14,248 |
| Haircuts on securities: | |
| Other | |
| Net capital | 14,248 |
| | |
| COMPUTATION OF BASIC NET CAPITAL | |
| Minimum net capital required | |
| Minimum dollar net capital required | 5,000 |
| Net capital requirement | 5,000 |
| Excess net capital | $9,248 |

**RECONCILIATION WITH COMPANY'S COMPUTATION**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the company with the unaudited Form x-17A-5 Part II filing as of April 30, 2024.

# McDUFFIE MORRIS FINANCIAL GROUP, INC
## SCHEDULE II
## COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5
### OF THE SECURITIES EXCHANGE COMMISSION
### AS OF APRIL 30, 2024

## AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from
Statement of Financial Condition                               $        1,554

# McDUFFIE MORRIS FINANCIAL GROUP, INC
## SCHEDULE III
## INFORMATION RELATING TO EXEMPTIVE PROVISION
## REQUIREMENTS UNDER SEC RULE 15c3-3
## AS OF APRIL 30, 2024

With respect to the Computation for Determination of Reserve Requirements under Rule 15C3-3
the Company qualifies for exemption under subparagraph (k)(1) of the rule

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3,
the Company qualifies for exemption under subparagraph (K)(1) of the rule

# Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130          *Certified Public Accountants*          Telephone 407-740-7311
Maitland, FL 32751                      Email: pam@ohabco.com                  Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of McDuffie Morris Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) McDuffie Morris Financial Group, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which McDuffie Morris Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provision) and (2) McDuffie Morris Financial Group, Inc. stated that McDuffie Morris Financial Group, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. McDuffie Morris Financial Group, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McDuffie Morris Financial Group, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Ohab and Company, PA*

Maitland, Florida

July 11, 2024

**McDUFFIE/MORRIS FINANCIAL GROUP, INC.**
**Clifton Morris Jr, CLU, ChFC**
**President**

**18328 ROSAPENNY ROAD * CHARLOTTE, NC 28278**
**PHONE*(704)919-0841* MOBIL (386)506-9925**
**EMAIL:CLIFF@MYMMFG.COM**

June 5, 2024

Ohab and Company, PA
100 E. Sybelia Avenue, Suite 130
Maitland, FL 32751

Re: Exemption Report claimed under Rule 15c3-3(k)(1)

Dear Mrs. Ohab
In connection with your engagement to perform a review of McDuffie-Morris Financial Group, Inc. Exemption Report under Rule l5c3-3(k)(1) for the year ended April 30, 2024, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, we confirm to the best knowledge and belief, McDuffie-Morris Financial Group, Inc. has met the exemption provision of Rule 15c3-3(k)(1) without exception throughout for the year ended April 30, 2024. The Firm is exempt from Rule I5c3-3(k)(1) of the Securities Exchange Act of 1934 because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule l5c3-3(k)(1). We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to April 30,2024 that McDuffie-Morris Financial Group, Inc. would not have met the exemption provisions of Rule 15c3-3(k)(1).

Your report is intended solely for the information and use of McDuffie-Morris Financial Group, Inc, the Securities and Exchange Commission and Financial Industry Regulatory Authority, lnc. and is not intended to be and should not be used by anyone other than those specified parties.

McDuffie-Morris Financial Group, Inc.

Clifton Morris, Jr., CLU, ChFC
President